Filed by Rockville Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: United Financial Bancorp, Inc.
SEC Registration Statement No.: 000-52947

United Bank & Rockville Bank Merger
Questions & Answers for Customers

1.	Why did Rockville Bank and United Bank decide to merge?

This is a merger of equals: two strong, independent-minded community banks with very similar histories and reputations in our respective markets that will create a premier community bank in New England which will be far more efficient, profitable and competitive for the benefit of our customers. Rockville Bank and United Bank have been steadfast in serving generations of customers and supporting surrounding communities for more than 100 years. Rockville and United are now one “United” banking team, coming together to form a new partnership to better serve you with the high touch banking you are accustomed to receiving.

Customers like you should have peace of mind knowing that just like Rockville Bank, which founding dates back to 1858, United Bank has championed the same steadfast values since 1882 when it comes to serving our customers and respective communities.

Combined, we will be an approximately $4.8 billion bank with over 50 banking locations stretching from New Haven County, Connecticut to West Springfield and Worcester, Massachusetts.  We will have the scale and ability to deliver new and existing customers the best banking products and services, offer customers advanced banking technology solutions and provide you with many more locations to do your banking.  We will also have the capacity to serve our communities in more ways than before.

2.	What is the name of the combined bank?

The new combined bank will be called United Bank – creating a new bank and new identity united by the best of both companies. United Financial Bancorp, the holding company for United Bank, will be traded on the NASDAQ Global Select Market under the symbol: UBNK.

3.	Who is United Bank?

United Bank is a federally-chartered, $2.4 billion public company headquartered in West Springfield, Massachusetts with 37 branch locations throughout Western and Central Massachusetts and Hartford, Tolland and New Haven Counties in Connecticut. United Bank has been doing business in the greater Springfield area since 1882. United Financial Bancorp Inc., the holding company for United Bank, is traded on the NASDAQ Global Select Market under the symbol: UBNK. For more information on United Bank, visit bankatunited.com

4.	Who is Rockville Bank?

Rockville Bank is a state-chartered, $2.1 billion public company with executive headquarters in Glastonbury, Connecticut and 21 branches serving Tolland, Hartford, New Haven and New London counties. Rockville Financial, Inc., its parent company, is traded on the NASDAQ Global Select Market under the symbol: RCKB. For more information about Rockville Bank, visit rockvillebank.com.

5.	When will the merger be final?

We anticipate the legal closing to take place sometime in the first half of 2014. Now, Rockville Bank and United Bank are beginning the process of obtaining regulatory and shareholder approval.  We will keep you informed of key milestones in the merger process and the progress we are making toward final approval through general public announcements and direct customer communications.

6.	Will we see changes right away?

Not right away.  Both banks will give customers ample notification through direct communication and general public announcements as to when they can expect to see changes.  You will continue to benefit from the same superior service as well as access to the same friendly and knowledgeable banking teams as you always do. Also, our commitment to the community through volunteerism and financial investment will remain as strong as ever before. Following the integration of the two banks, you will then have access to our expanded branch network as well as enhanced products and services. Again, ample notification will be given to our customers.

7.	Will any banking branches close as a result of this merger?

The two banks do have some overlapping branches and we know that consolidating them requires careful consideration to ensure our customers always have access to convenient banking locations and our expert banking teams. But right now, we are only in the beginning stages of the evaluation process. Over time, we will look at duplicative services that exist and determine how to create efficiencies, while improving customer service at the same time. Employees, customers, shareholders and our communities will be made aware of any decisions well in advance when it comes to consolidating branches.

8.	As a Rockville Bank customer, can I now go into a United Bank branch to do my banking? As a United customer, can I go into a Rockville branch to do my banking?

No, you should continue to do your banking as you normally would as a Rockville customer and United customer. Both banks will give customers ample notification through direct communication and general public announcements as to when they can expect to see changes.

9.	Who will lead the merged company?

Bill Crawford, currently President and CEO of Rockville Bank, will be the Chief Executive Officer of the new United Bank. Jeff Sullivan, currently Executive Vice President and Chief Operating Officer of United Bank, will be President. Both the Board of Directors and Senior Leadership will have similar representation from each bank.

10.	How will this merger benefit Rockville and United customers?

This is a merger of two strong, independent-minded community banks whose steadfast values and unwavering commitment to customers and the community dates back more than 100 years each.  Combined, we will create the premier New England community bank that will have the scale and ability to deliver new and existing customers the best banking products and services, offer customers advanced banking technology solutions and provide over 50 banking branches in locations stretching from New Haven, Connecticut to Springfield and Worcester, Massachusetts. The new United Bank will continue to provide the first-class community banking you deserve while always remaining a compelling and far better alternative to the mega banks.

11.	How will we be kept informed of next steps and timing?

A comprehensive communications plan is being deployed by both banks that is designed to keep our customers, employees, shareholders and community at-large continually updated throughout the merger process. As soon as we have more information, we will share it with you through general public announcements and direct communications.

Cautionary Statements Regarding Forward-Looking Information

            This document contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Rockville’s or United’s expectations or predictions of future financial or business performance or conditions.  Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving United and Rockville, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and neither Rockville nor United assumes any duty to update forward-looking statements.  In addition to factors previously disclosed in Rockville’s and United’s  reports filed with the Securities and Exchange Commission, the following factors, among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Rockville and United shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Rockville and United businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; changes in Rockville’s stock price before closing, including as a result of the financial performance of United prior to closing; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information for Stockholders

In connection with the proposed merger, Rockville will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Rockville and United and a prospectus of Rockville, as well as other relevant documents concerning the proposed transaction.  Rockville and United will mail the joint proxy statement/prospectus to their stockholders.  SHAREHOLDERS OF ROCKVILLE AND UNITED ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about Rockville and United at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge at Rockville’s website at www.rockvillefinancialinc.com under the section “SEC Filings” or at United’s website at www.bankatunited.com under the tab “About Us” and then “Investor Relations,” and then under the heading “SEC Filings.”

Rockville, United and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Rockville’s and United’s  shareholders in connection with the proposed merger. Information about the directors and executive officers of Rockville and their ownership of Rockville common stock is set forth in the proxy statement for Rockville’s 2013 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 4, 2013. Information about the directors and executive officers of United and their ownership of United common stock is set forth in the proxy statement for United’s 2013 Annual Meeting of Shareholders, as filed with the SEC on a Schedule 14A on March 13, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.